Exhibit 21.1

RYAN’S RESTAURANT GROUP, INC.

SUBSIDIARIES OF THE COMPANY

AS OF DECEMBER 29, 2004

	Jurisdiction of	% Owned by Company
Name of Subsidiary	Organization	(or Subsidiaries)

1. Big R Procurement Company, LLC	DE	100%

2. Fire Mountain Restaurants, Inc.	DE	100%

3. Ryan’s Properties, Inc.	DE	100%

4. Rymark Holdings, Inc.	DE	100%